UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203		13D/A	Page 2 of 8
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 7,993,325
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,993,325
11			Aggregate Amount Beneficially Owned by Each Reporting Person 7,993,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 25.8%
14			Type of Reporting Person PN

CUSIP NO. 00202J203		13D/A	Page 3 of 8
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds WC
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by	8	Shared Voting Power 7,993,325
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,993,325
11			Aggregate Amount Beneficially Owned by Each Reporting Person 7,993,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 25.8%
14			Type of Reporting Person OO

CUSIP NO. 00202J203		13D/A	Page 4 of 8
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3			SEC Use Only
4			Source of Funds PF, WC, OO
5	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 215,250
Shares Beneficially Owned by	8	Shared Voting Power 8,401,653
Each Reporting Person With	9	Sole Dispositive Power 215,250
	10	Shared Dispositive Power 8,566,537
11			Aggregate Amount Beneficially Owned by Each Reporting Person 8,781,787
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) 28.4%
14			Type of Reporting Person IN

Explanatory Note: This Amendment No.  4 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008 and December 29, 2008 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer”).

Items 3 , 4  and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D/A, on December 31 , 2008, Tang Capital Partners, LP purchased  175,000 shares of A.P. Pharma, Inc.’s common stock through the open market for $0.415 per share.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

In January of 2009, the Issuer and Kevin C. Tang discussed the possibility of appointing Mr. Tang to the board of directors.  After further discussion, the Issuer and Mr. Tang mutually agreed that it would be in the best interest of the Company if Mr. Tang joined the board. The board of directors of the Issuer appointed Mr. Tang to the board of directors effective February 8, 2009.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	7,993,325 shares, representing 25.8 % of the class
	Tang Capital Management, LLC	7,993,325 shares, representing 25.8 % of the class
	Kevin C. Tang	8,781,787 shares, representing 28.4 % of the class

Tang Capital Partners, LP is the   beneficial owner of 7,993,325 shares of the Issuer’s common stock and shares voting and dispositive power over such securities with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the  7,993,325 shares beneficially owned by Tang Capital Partners, LP and shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 8,781,787 shares of the Issuer’s common stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 34,637 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 34,241 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 96,006 shares owned by Joan M. Lamb, 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 7,993,325 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.   Chang L. and Chung W. Kong are retired U.S. citizens.  Haeyoung K. Tang is a U.S. citizen. Joan M. Lamb is a U.S. citizen and is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware. The mailing address for all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA, 92121.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	215,250 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	7,993,325 shares
Tang Capital Management, LLC	7,993,325 shares
Kevin C. Tang	8,401,653 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	215,250 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	7,993,325 shares
Tang Capital Management, LLC	7,993,325 shares
Kevin C. Tang	8,566,537 shares

(c)           Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

February 18, 2009

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang